Room 4561

	October 5, 2005

Mr. Steve Bajic
President
Goldrange Resources, Inc.
c/o Inc. Plan of Nevada
613 Saddle River Court
Henderson, Nevada 89015

Re:	Goldrange Resources, Inc.
	Registration Statement on Form SB-2 filed September 8, 2005
	File No. 333-128165

Dear Mr. Bajic:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. The word "development" has a specific meaning under paragraph
(a)(4) of Industry Guide 7, (see
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
It refers to the "development stage" when companies are engaged in preparing reserves for production. If you do not have any "reserves," as defined by Industry Guide 7, please remove the terms
"develop," or "development" throughout your disclosure, and replace them, as needed, with the terms "explore" or "exploration." This includes the use of the terms in the headnotes and footnotes to your financial statements. Please see Instruction 1 to paragraph (a) of
Industry Guide 7.

Prospectus Summary, page 6

2. We note your statement that you are "engaged in the exploration and development of mineral properties." However, it appears from your discussion elsewhere that you are focused specifically on exploring and exploiting the Gold Creek property. If so, please tailor your discussion accordingly. Otherwise, please elaborate on your business related to the Gold Creek property as well as your business outside the Gold Creek property.

3. Please clarify your statement that you "were extra-provincially registered" in British Columbia, Canada.

4. Please disclose the identity of your resident agent in Nevada.

5. Please revise your summary to disclose whether your selling shareholders plan to sell their shares prior to your quotation on the
OTC Bulletin Board or listing or quotation on another public market
and if so, how. Please also discuss here and in your plan of distribution discussion whether and how you plan to be quoted on the
OTC Bulletin Board.  We note your risk factor disclosure on page
12
that you "currently plan to have [y]our common stock quoted on the National Association of Securities Dealers Inc.`s OTC Bulletin Board upon the effectiveness of th[e] registration statement."

6. Please update your outstanding share number information here and elsewhere in your prospectus to a more recent practicable date than
June 30, 2005. Please see Items 403 and 507 of Regulation S-B for additional guidance.

Summary of Financial Data, page 6

7. Please revise your disclosure of working capital in the summary of financial data, along with similar disclosure in your first risk factor, to be consistent with the amounts in the financial statements. Similarly, please reconcile your disclosure of current liabilities in the fourth paragraph on page 29 to the amount reported in the financial statements.

Risk Factors, page 7

8. Please revise the headings for your risk factors so that each such heading specifically identifies the risks to you posed by the risk factors that you discuss. For example, the "We have had no cash flows from operations" heading makes a factual statement but does not concisely convey the risk posed by the fact that you have had no cash flows from operations.

We have a history of losses and fluctuating operating results, page 8

9. Your discussion with respect to this risk factor does not necessarily appear applicable to your business of exploring mineral properties and exploiting any discovered mineral properties. We note, for example, that you state that you are subject to the "unpredictability of when customers will purchase [y]our services."
Please revise and explain how the operating results from your business may be subject to fluctuations and the resulting material risk. Further, it appears that your statement regarding the risk of not generating positive cash flows or raising sufficient financing merits a separate risk factor discussion.

We have a limited operating history..., page 8

10. Please advise us the reference to "continuing to grow [y]our business" as it appears in the heading to this risk factor. From your disclosure, it does not appear that the reference reflects the current exploration stage of your business.

11. We note your statement that your success is dependent on a "successful acquisition, drilling, completion and production program." Please explain to us how an acquisition program fits within the framework of your business as it appears from your later discussion that your business is specifically focused on the exploration and exploitation of mineral deposits, if any, on your Gold Creek property.

12. With respect to your statement that investors "should be aware of the difficulties normally encountered by enterprises in the development stage," please discuss and elaborate on the difficulties normally encountered by an exploration-stage company.

Because of the early stage of development..., page 8

13. We note your disclosure in this risk factor that you are without known reserves of oil and gas. Please explain to us the relevance of such disclosure in light of the fact that you are engaged in the business of mineral exploration and exploitation.

The potential profitability of mineral ventures depends..., page 9

14. We note your statement that "due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project." Please revise to discuss the basis for your assertion that there exists worldwide economic uncertainty and how such uncertainty specifically impacts your business.

15. Please discuss how the factors you enumerate in the second paragraph of this risk factor impacts the marketability of minerals and how such marketability relates to the world prices and markets for minerals.

Competition in the mining industry is highly competitive..., page
9

16. Please revise this risk factor to include a discussion as to how the presence of competitors in the Kamloops area adversely affects your ability to explore for minerals and exploit any discovered minerals.

Mining operations are subject to comprehensive regulation..., page
9

17. It appears that this risk factor as well as the risk factors titled "Exploration and development activities are subject to certain environmental regulations" and "Any change to government regulation/administrative practices" provides overlapping discussion of related risks. Please revise your risk factors so that each risk factor discussion specifically addresses the risk alluded to in your headings. If possible, please also discuss specific instances where such risks have presented themselves such as the environmental regulations that have or may specifically impact your operations or any changes currently contemplated in regulations that may affect your business.

Our By-laws contain provisions indemnifying our officers and directors..., page 10

18. Please revise this risk factor to expressly discuss the risk posed to the company and/or investors as a result of the indemnification provisions in your bylaws.

As a result of a majority of our directors and officers are residents..., page 10

19. Please elaborate further in your disclosure on why it would be difficult to enforce U.S. judgments against the company in light of the fact that the company is a Nevada corporation.

Because we do not intend to pay any dividends on our common shares, page 11

20. Please revise this risk factor to expressly discuss the risk posed to the company and/or investors as a result of your current intention to not pay any dividends.

Securities and Exchange Commission`s Public Reference, page 13

21. Please update our contact information in your prospectus.

Determination of Offering Price, page 13

22. We note the second sentence in this section. An offering price does bear a relationship to book value as both of these measures are typically expressed as a dollar amount per share. It appears that what you are attempting to express is that the offering price was not based on any relationship to established criteria of value, such as book value or earnings per share. Please revise as appropriate.

Selling Stockholders, page 14

23. We note your reference in the first paragraph of this section to the 4,100,000 shares of common stock to be registered. Please reconcile this reference with the fact that you are registering 2,050,000 shares of common stock and 4,100,000 shares of common stock underlying warrants held by your selling shareholders. Further, please explain to us the basis for the last statement in this paragraph. In your selling shareholders table, it appears that you have provided calculations of your selling shareholders` ownership percentage after the offering assuming the sale of all shares offered.

24. Please explain to us the basis for your qualification with respect to whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. Advise us whether you undertook a good faith effort to determine the broker-dealer, or affiliate thereof, status of each of your selling shareholders.

25. With respect to your private placement disclosure, please discuss the material terms of the warrants such as their expiration date and the terms of exercise for the warrants after March 31, 2006 and 2007, respectively. Please also file the form of warrants as required pursuant to Item 601(b) of Regulation S-B.

Directors, Executive Officers, Promoters and Control Persons, page
18

26. We note that your officer and directors, Messrs. Bajic and Hiner, do not plan to contribute their full time to the business. Please provide a risk factor disclosure regarding the part-time nature of their efforts for the business and the competing demands for their time.

27. Please revise the disclosure set forth for Mr. Bajic to provide a clear and understandable discussion of his business experience as well as his current positions. For example, you mention and identify
"completed qualifying transactions" for companies in which he served as president, chief executive officer and director, but do not explain the significance of "completed qualifying transactions." It is also unclear when he served in the positions for the companies identified. Further, he appears to be currently employed as an officer in four companies, you, LF Ventures Inc., Cassidy Gold Corp.
and Integrated Brand Solutions Inc., but you later note that he serves as "a director and officer of three other public companies."
It is unclear whether these are three other public companies or such companies include the companies in which he currently serves as an officer. At least two of such companies are not public companies, namely, you and LF Ventures Inc. Please clarify your disclosure, identify all reporting companies for which he serves as a director and identify the positions he is serving as in his various employments. We note that Mr. Bajic serves as an officer in Navasota
Resources. Please advise us why such disclosure has been omitted. Please see Item 401 of Regulation S-B for additional guidance. Lastly, please confirm that Mr. Bajic regularly works 60 or more hours a week.

28. From Mr. Bajic`s business background, it does not appear that he has significant experience in accounting matters. In light of the fact that he serves as your treasurer, please provide a risk factor disclosure regarding his apparent lack of accounting experience and his prospective role as the chief accounting officer for a publicly reporting company.

29. Please disclose Mr. Hiner`s business experience for the past five years. Please see Item 401 of Regulation S-B for additional guidance. In addition, please confirm that Mr. Hiner regularly works
50 or more hours a week.

Description of Property, page 22

30. The agreement pursuant to which you have use of your current facilities appears to be a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-B. Please also explain your statement that you "have use of one office in packaged space."

Description of Business, page 22

31. We note your statement that you "are an exploration stage company engaged in the acquisition and exploration of mineral properties with a view to exploiting any mineral deposits [you] discover." Please address whether you are focused specifically on exploring and exploiting the Gold Creek property. If so, please revise to discuss accordingly. Otherwise, please elaborate on your business related to the Gold Creek property as well as the plan for your business outside the Gold Creek property. Please review and revise your disclosure throughout in light of this comment.

32. In the first paragraph of this section, you state that you have the right to acquire a 100% interest in and to the Gold Creek property. Further in your disclosure, however, you state that you have an option to purchase the interest in several mining claims in the Gold Creek property. Please clarify your disclosure to appropriately characterize your rights with respect to the Gold Creek property. It appears that clarifying the relationship among the mining claims, the Gold Creek property and the Kamloops Mining Division may be helpful in this regard and that a map may assist in illustrating the relationship and the specific property for which you have an option in. Please also clarify whether your option pertains solely to mineral rights or relates to the property generally.

33. Please provide clear and understandable disclosure as to what the royalty and earn-back rights you mention are and how they may impact your business. We also note your use of the term "net smelter return" in mentioning the royalty rights and the description of earn-back rights on page 23.

34. We note that your letter agreement with Navasota Resources discusses a joint venture arrangement upon Navasota Resources exercise of their earn-back rights. Please discuss in detail the material terms of this prospective joint venture arrangement and how it impacts your business. Please also elaborate in greater detail on the material terms of the option in the mining claims under the letter agreement including the operations and purpose of the Technical Committee. Lastly, Section 4 of letter agreement contemplates the entering into of a service agreement with Navasota
Resources.  Please discuss.

35. We note your statement that you plan to determine whether the Gold Creek property possesses economic quantities of gold. Please elaborate on whether you plan to identify and exploit other economically viable mineral deposits or whether your business is limited to gold deposits, if identified. If you plan to limit your business to gold deposits, please address what your plans are with respect to other mineral deposits, if identified.

Gold Creek Property, page 23

36. Please provide additional disclosure with respect to the identity of Navasota Resources. Please also elaborate on how you came to be familiar with and decided to acquire the interest in the mining claims on the Gold Creek Property from Navasota Resources.

37. You disclose that you acquired an option for seven mining claims from Navasota Resources. In Navasota`s press release of May 4, 2005, they indicate that you acquired three claims. Please reconcile this difference, and ensure that all material terms are disclosed. Also disclose the total areas within the claims.

38. In your description of the payment obligations related to your option for the interest in the mining claims on the Gold Creek property, you appear to state that you have acquired the option and have made cash payments that are due on dates several months from now. Please clarify your disclosure to reflect that such payments have in fact been made, if such is the case. Otherwise, please revise your disclosure accordingly.

Assessment Report, page 23

39. You disclose the names of the authors of an assessment report for you mineral property. File a written consent from these experts as exhibits. The consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Please also provide us a copy of the assessment report for our review.

40. Please disclose any relationships between Navasota Resources and the authors of the assessment report.

Description, Location and Access, page 23

41. We note your statement that the Gold Creek property consists of
claim blocks comprising 62 units of Crown land. Please expand on your use of the term "unit" as well as your note that GC 1 through 4 are "completely overlain by Gold Creek # 2" with a notice of inclusion having been filed. Please also explain the significance of the expiry dates.

42. We note your use of the term "enargite" throughout your disclosure. Please explain the term and its significance to your business. Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. We further note your use of chemical symbols to identify elements and terms such as "short adit," "horizontal loop EM," "linear anomalies," "airborne EM/Mag survey" and "EBA rocks," among others. Please review and revise your disclosure.

Exploration History, page 24

43. With respect to your exploration history discussion, we note that
Navasota Resources discloses that they drilled six holes in the claims without much result. Please ensure that all exploration on your properties is disclosed in a summary and balanced manner.

44. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Soil samples may be disclosed as a weighted-average value over some area.
* Refrain from reporting single-soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise your text accordingly.

45. Concerning the "hand mining," disclose that the material was hand sorted.

46. In your discussion, you reference specific areas such as Northstar and the Noranda survey "north of the Gold Creek property."
Please clarify in order to give potential investors a sense as to where such areas are within the Gold Creek property. In addition, please clarify whether the Noranda survey was actually conducted in the Gold Creek property. Please review and revise your disclosure.

47. We note your discussion of findings such as the "spotty high grade lead zinc silver mineralization," the "mixed results" from the five diamond drill holes and "linear anomalies" in Northstar and the
"two NW trending conductors and a similar Mag anomaly [that] were defined in EBA rocks." Please expand to discuss what the various findings you have disclosed represent and whether any conclusions can be and/or that you have reasonably drawn from such findings. Please review and revise your disclosure throughout in light of this comment.

48. Please expand on the reference to "Joe claims."

Regional Geology, page 24

49. We note your reference to a regional geochemical survey conducted by the British Columbia Geological Survey. Please provide us the survey for our review. To expedite our review, please clearly mark the survey to highlight the applicable portion or section containing the information you disclose in your prospectus. We presume that the survey is publicly available without cost or at a nominal expense. Please confirm.

Mineral Occurrences, page 24

50. We note your disclosure of several mineral occurrences in the vicinity of your property. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

Physical Work, page 24

51. Concerning the magnetometer survey, remove the technical details.

Conclusions and Recommendations, page 27

52. Concerning your disclosure of the recommendations of the assessment report, simplify the description of the items listed and describe what findings each item will provide if undertaken. Disclose a separate and brief summary of your proposed exploration program, particularly outlining the order of the work you plan to undertake.

Competitors, page 27

53. We note your statement that there is a high degree of competition for desirable mining properties. With reference to our prior comments regarding the same, please address whether you plan to seek out other mining properties as part of your business.

Management`s Discussion and Analysis, page 28

54. Please present disclosure with respect to any off-balance sheet arrangements pursuant to Item 303(c) of Regulation S-B.

55. Please discuss the costs associated with operating as a publicly reporting company.

Plan of Operations, page 28

56. We note your tabular disclosure of your estimated funding requirements for the next 12 months. Please expand on what "Work Program" encompasses. Please also explain why your funding requirements do not appear to include the funds necessary to implement the recommendations set forth in the assessment report. We note that on page 27 you state that you have budgeted $20,000 for trenching and depending on results, you may need an additional $65,000 to $150,000.

57. We note your statement on page 29 stating that since inception through June 30, 2005, you spent $5,000 on acquiring your Gold Creek property. Please revise to clarify that you acquired an option for mineral rights in the Gold Creek property, if that is the case.

58. You state that the continuation of your business is dependent upon a successful program of acquisition. Please explain and elaborate on how a program of acquisition fits into your business.

59. Please elaborate on the various financing alternatives that you are currently pursuing to meet your financial requirements.
Please
also provide a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months. Please see Item 303(a)(1)(i) of Regulation S-B.

Certain Relationships and Related Transactions, page 30

60. We note Mr. Bajic`s employment with Navasota Resources and your
business relationship with Navasota Resources.  Please discuss.
Please also ensure that all disclosure required pursuant to Item
404
of Regulation S-B has been provided.

Executive Compensation, page 32

61. It appears that the compensation you pay to Mr. Bajic pursuant to the disclosed verbal agreement should be characterized as salary income on your summary compensation table. In addition, please expand your disclosure to include all the material terms of this verbal agreement and file a written description of such agreement as an exhibit to your registration statement. Please see Item 601(b)(10)(ii)(A) of Regulation S-B for additional guidance.
Since
Goldrange has agreed to pay Mr. Bajic $3,000 a month starting
March
1, 2005, please explain to us why he was not paid $12,000 for the four months from March 1, 2005 to June 30, 2005.

Financial Statements, page 34

62. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item
310(g) of Regulation S-B.

63. We note the financial statements include periods not referenced in the auditor`s report, and it is unclear which periods are represented. For example, the statements of operations and cash flows reference the three months ended June 30, 2005 and the year ended March 31, 2005. By contrast, the auditor`s report refers to the period from inception to June 30, 2005. Please revise your disclosures in Note 1 to state your fiscal year-end, and revise the financial statements to include only those periods covered by the auditor`s report and any subsequent interim periods, as required by
Item 310 of Regulation S-B. It appears the balance sheet at March 31, 2005 should be deleted. Note any unaudited financial statements and related disclosures for periods subsequent to fiscal year-end should be clearly labeled as unaudited.

Audit Report, page 37

64. Please direct your auditor to revise the audit report to discuss management`s plans with respect to continuing as a going concern.
Also, revise Note 1 to include similar disclosures.

Statement of Operations, page 39

65. We note your disclosure of $275 of revenue. If this amount represents revenue earned from your primary operating activities, please revise Note 1 to include your accounting policies for revenue recognition, addressing each of the four primary criteria in SAB
104
as they relate to your business. Also, please tell us why no cost of revenue is shown on the statement of operations. Alternatively, if the amount is comprised of interest income or other non-operating income, please revise the presentation of the statement of operations to present the amount below loss from operations.

66. Please disclose basic and diluted earnings per share on the statement of operations, in accordance with paragraph 36 of FAS 128.
In addition, please revise Note 2 to include disclosure regarding the calculation of net loss per share, including disclosure regarding any potentially dilutive securities that were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive, in accordance with paragraph 40(c) of FAS 128.

67. We note that the statement of operations includes a reconciliation of your accumulated deficit, which would typically be included in the statement of stockholders` equity. To the extent that such disclosures are included, please ensure that the information is consistent with other disclosures in the financial statements. For example, we note that the ending balance at March 31, 2005 differs from the beginning balance for the three months ended June 30, 2005. Please revise your disclosure accordingly.

Statement of Cash Flows, page 40

68. Please revise the cash flow statement to be consistent with other disclosures in the financial statements. We note that both columns appear to be labeled incorrectly, as the column for the three months ended June 30, 2005 appears to represent the cumulative activity since inception. In addition, the ending cash balance at March 31,
2005 differs from the amount reported on the balance sheet. Please revise your disclosures accordingly.

Statement of Stockholders` Equity, page 41

69. Please revise the statement to show the transactions affecting each equity line item since inception. For example, each separate issuance of equity securities should be reported. Note issuances within the same fiscal year for the same type of consideration and for the same amount per equity unit should be combined. Provide appropriate footnote disclosures describing the material terms of each material transaction. Also, the accumulated deficit is incorrectly presented as a positive number, and two different amounts are reported for total net loss for the period. Please revise accordingly.

Note 4 - Mineral Property, page 43

70. Please revise your disclosure to include the date of the agreement, the cash payments made under the agreement, and how the payments were recorded in the financial statements. In addition, please tell us how you intend to account for the future cash payments under the agreement. Also, please revise your disclosure to include the royalty and earn-back rights discussed on page 23.

Note 8 - Related Party Transactions, page 44

71. Please revise your disclosure to clearly indicate the periods in which the transactions occurred. Also, please revise your disclosure to include the material terms of the management agreement and the sale of the founder`s shares discussed on page 30.

Item 27. Exhibits

72. Please file the form of stock certificate as an exhibit to your registration statement.

73. We note counsel`s opinion with respect to the prospective validity of the shares being registered for resale. It appears to be the case, however, that 2,050,000 of such shares are already issued.
Accordingly, counsel`s opinion with respect to such shares should address their validity on a current basis. Further, please clarify for us counsel`s qualification that they are "generally familiar" with Nevada law. Item 601(b)(5) of Regulation S-B contemplates an opinion as to the validity of the securities being sold without qualification. Lastly, please advise us the basis for having Canadian counsel opine on the validity of shares issued pursuant to
Nevada law.  Please have counsel revise as appropriate.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee at (202) 551-3477 or me at (202) 551-3730 with any other questions.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Bernard Pinsky, Esq.
	Clark Wilson LLP
	885 West Georgia Street, Suite 800
	Vancouver, British Columbia V6C 3H1
	Canada
	Telephone: (604) 687-5700
	Facsimile: (604) 687-6314